
December 27, 2007

Mr. Anthony Merante
Chairman and Chief Executive Officer
Brooklyn Cheesecake & Desserts Company, Inc.
20 Passaic Avenue
Fairfield, New Jersey 07004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 5, 2007**
> **File No. 1-13984**

Dear Mr. Merante:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 6. Please reconcile the inconsistencies that appear in your executive compensation disclosure in your proxy and Form 10-KSB/A.

Summary Compensation Table, page 14

2. We refer you to Item 402(c)(2) of Regulation S-B. Please advise us of whether the conversion of the options granted to Messrs. Shutte and Merante, in lieu of exercise, represented a modification of the original terms of the options granted. As may be appropriate, please revise your disclosure to provide a narrative of the material terms of any modification. We may have further comment.

3. Please confirm that none of the executive officers had any equity awards outstanding at fiscal year end for which disclosure would be required by Item 402(d) of Regulation S-B.

Compensation of Directors, page 15

4. Please revise to specify the aggregate grant date fair value of the options awarded in 2006. See Item 402(f)(2)(iii). Also, please disclose in the footnotes to the table the number of stock awards and options, as may be applicable, outstanding with respect to each director as of the fiscal year end. See the instructions to Item 402(f)(2)(iii) and (iv) of Regulation S-B.

Closing Comments

As appropriate, please revise your filing within ten business days of the date of this letter. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Mellissa Duru at 202-551-3757 or me at 202-551-3761 with any questions.

                                        Sincerely,

                                        Anne Nguyen Parker
                                        Branch Chief

cc: Craig Zapetti, Esq.
        (215) 972-7725